Exhibit 99.4

PERDIGÃO S. A.

OPINION OF THE FISCAL COUNCIL ON THE MANAGEMENT REPORT
AND THE FINANCIAL STATEMENTS OF DECEMBER 31 2007

The Fiscal Council of Perdigão S. A., in the exercising of its legal and statutory functions, having examined the Management Report as well as the Account Statements, comprising the Balance Sheet, Income Statement, Statement of Changes in Shareholders Equity, Statement of Changes in the Financial Position and Explanatory Notes, all relating to the fiscal year ending December 31 2007, and having as its basis the opinion of the independent auditors KPMG Auditores Independentes S/C, is of the opinion that the said documents adequately reflect the equity and economic-financial situation of the Company, being apt for approval by the Extraordinary General Shareholders Meeting.

São Paulo, February 21 2008.

Vanderlei Martins	Attilio Guaspari

Ivan Mendes do Carmo